Via Facsimile and U.S. Mail
Mail Stop 4720

June 18, 2009

Frederick H. Eppinger, Jr.,
President, Chief Executive Officer and Director
The Hanover Insurance Group, Inc.
440 Lincoln Street
Worcester, Massachusetts 01653

Re: **The Hanover Insurance Group, Inc.**
Form 10-K for Fiscal Year Ended December 31, 2008
Filed February 27, 2009
Form 10-Q for the Quarterly Period Ending March 31, 2009
Filed May 8, 2009
Schedule 14A Filed March 27, 2009
File No. 001-13754

Dear Mr. Eppinger:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filings, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

<u>Executive Compensation</u>
<u>Compensation Discussion and Analysis</u>
<u>Short-term Compensation, page 28</u>

1.   You disclose on page 29 that each executive officer's actual award is determined, in part, by "such executive officer's performance against certain pre-established individual goals." Please expand your disclosure to provide a more specific discussion of each officer's pre-established individual objectives. If the objectives included targets or were quantified, then the discussion should be quantified and/or should identify the targets. Please state whether these targets were achieved, and how this information was used by the compensation committee to adjust each element of compensation paid.

Form 10-K For The Fiscal Year Ended December 31, 2008

<u>Item 1A – Risk Factors, page 17</u>

2.   The risk factor discussion beginning on page 17 identifies a number of risks without providing a sufficient level of detail or a discussion of the potential consequences. Please revise the risk factor section to include a detailed discussion of the material risks to your business. Each risk factor should be discussed following a heading which identified the risk and the potential consequences. Please note the inclusion of the additional discussion in an exhibit is not sufficient to address the required disclosure in your document.

3.   Please include a separate risk factor discussing the unrealized losses and the consequences if you are unable to hold these assets until they recover in value.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Management's Review of Judgments and Key Assumptions, page 35</u>

4.   We believe your disclosure in the Critical Accounting Estimates section of MD&A regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management's method for establishing the estimate; 2) whether and if so to what extent and why management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediately preceding period and 3) the potential variability in the

most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep these points in mind in providing us your responses to comments listed below. Please disclose the following information for each material line of business and also consider providing any additional information, in disclosure-type format, to achieve this objective.

a. Please disclose the amount of the reserve for loss and loss adjustment expense for each year presented.
b. Please describe the methods you used to determine your reserve for loss and loss adjustment expense. Please ensure this description:
    1. Explains how the methods you use for your short-tail business differ from the methods you use for your long-tail business.
    2. Identifies the unique development characteristics of each material short-tail and long-tail line of business
    3. Describes the method you use to calculate the IBNR reserve for each material line of business. For example, we understand that some companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well.
    4. Describes the extent of your procedures for determining the reserve for loss and loss adjustment expense on both an annual and interim reporting basis.
c. Describe management's policy, if any, for adjusting the liability for unpaid claims and claim adjustment expenses to an amount that is different than the amount determined by its actuaries.
    1. If such a policy exists, describe the method used by management to determine the adjustment and the extent to which it relies on objective versus subjective determinations. Such adjustments may include, but not be limited to, an incremental provision, a reduction in the liability, or a reversal of a previously recorded adjustment.
    2. When such adjustments or reversals are made, include MD&A disclosure that identifies the amount of the adjustment or reversal, the method used by management to determine it, and the specific underlying reasons that explain why management believes the adjustment or reversal is necessary.
d. You state that your key assumptions are severity and frequency. Please disclose the following:
    1. For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period. Please note that this discussion should supplement, rather than duplicate the disclosure provided responsive to Industry Guide 6.
    2. Explicitly identify and discuss key assumptions as of December 31, 2008 that are premised on future emergence that are inconsistent with

historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.

5.   In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format by line of business the impact that reasonably likely changes in severity and frequency assumptions may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely.

Investment Portfolio, page 46

6.   Please revise your disclosures, here and throughout the filing, to include a discussion of the amounts of securities in your investment portfolio that are guaranteed by third parties along with the credit rating with and without the guarantee. Also disclose any significant concentration in a guarantor, both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor). Please avoid references to weighted average ratings since they are not particularly useful.

Other-than-Temporary Impairments

Unrealized Losses, page 49

7.   In your Analysis of Unrealized Losses on Securities, we note that you monitor market events that impact your issuers, such as intent and ability to make all principal and interest payments when due. Please expand your disclosure to clarify the process you use to determine whether the ability of an investment to generate cash flows has changed adversely or not. Discuss the level of recent cash flows compared to the projected cash flows underlying your mortgage-backed securities when the transactions were originated. In those cases where the monthly cash flows are materially lower than the originally projected cash flows, please tell us the factors considered in concluding that the investments are not impaired. This comment also applies to your analysis of unrealized losses on securities in your Form 10-Q for the quarterly period ended March 31, 2009.

8.   In 2008, you recognized $113.1 million of realized losses and an additional $278.1 million in gross unrealized losses on fixed maturities and equity securities. These amounts are based on your evaluation of impairments related primarily to mortgage-backed, asset-backed and collateralized securities and securities of financial institutions. Given the materiality of these amounts and the apparent subjectivity reflected in this evaluation process, please expand your disclosure to include a description of the methods and key assumptions used in your estimation of loss. In particular, ensure that it quantifies the key assumptions used at

December 31, 2008 and the impact of reasonably likely changes in these assumptions on your operating results.

Market Risk and Risk Management Policies

Interest Rate Sensitivity, page 51

9.   Please expand your disclosures to add a table which summarizes the estimated effects on your results of operations of reasonably likely changes in interest rates on your assets and liabilities that are subject to interest rate risk.

Item 8. Financial Statements And Supplementary Data

Notes To Consolidated Financial Statements

5. Investments

Securities In A Continuous Unrealized Loss Position, page 87

10.   In order to more clearly present your analysis of the $394.3 million in Gross Unrealized Losses for 2008 on your fixed maturities and equity securities in a continuous unrealized loss position, please revise your disclosure to:

    a. Provide a table that disaggregates the Gross Unrealized Losses on fixed maturities, for 2008 and 2007, by the five classifications (page 84) separately for Investment grade fixed maturities and Below investment grade fixed maturities.

    b. Provide a table that presents the Gross Unrealized Losses, for each of the above classifications, for 2008 and 2007, by credit rating separately with and without third party guarantees.

    c. Provide a table that analyzes the severity of Gross Unrealized Losses broken out between investment grade and below investment grade for 2008 and 2007. For example, group the securities by categories of severity of fair value below amortized cost. Show columns containing "Par Value"; "Unrealized Loss"; "Fair Value" and "% to Total Fixed Maturities" for the following levels of severity of unrealized loss or whatever levels the companies deem appropriate for its circumstances:

        •   Unrealized loss that is greater than 80% of amortized cost;

        •   Unrealized loss that is equal to 60% and 79% of amortized cost;

        •   Unrealized loss that is less than 60% of amortized cost.

For securities in an unrealized loss position that are below investment grade, please provide a quantitative and qualitative assessment of how you concluded that an other than temporary loss need not be recorded. Specifically, reconcile your conclusions regarding liquidity of the below investment grade counterparty and the definition of below investment grade credit ratings. In addition, please revise your disclosure to include the factors that support your belief that it is probable you will be able to collect all amounts due with regard to these securities.

7. Fair Value, page 89

11.   You state that you use a third party pricing service to price a significant portion of your securities. Please revise your disclosure to clarify the following:
- Whether you adjusted the quotes and prices obtained from the brokers and pricing services during the periods presented;
- Indicate the number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value used in your financial statements; and
- The extent to which third parties are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations. Whether the broker quotes are binding or non-binding; and
- The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

12.   Please revise your disclosure for the Table of Level 3 Asset changes, on page 91, to clarify the specific inputs that became unobservable causing the transfers from Level 2 to Level 3. Further, please revise your table to show the transfers in and out of Level 3 on a gross basis.

13.   Please separately disclose the amount of gross unrealized losses that are attributable to movements in market interest rates and the amount that is attributable to movements in credit spreads for each period presented. For the unrealized losses that are attributable to movements in credit spreads, please disclose why you believe, given the drop in credit quality, the unrealized loss should not be recognized.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Mary Mast, Senior Accountant, at (202) 551-3613 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Rose Zukin, Staff Attorney, at (202) 551-3269 or Suzanne Hayes, Legal Branch Chief, at (202) 551-3675 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant